Meridian Gold Inc.

9670 Gateway Drive, Suite 200

Reno, Nevada 89521

Phone:  (775) 850-3777

Fax:

 (775) 850-3733

MERIDIAN GOLD REPORTS RESULTS OF THE LOCAL ESQUEL NON-BINDING REFERENDUM

Reno, Nevada, March 24, 2003 – On Sunday, March 23rd, the city of Esquel in the Republic of Argentina held a non-binding referendum to poll the local residents on Meridian Gold’s development of a nearby precious metals mine.  Based on approximately seventy-five percent turnout of Esquel residents, the vote was approximately eighty percent against the mine.

Meridian Gold’s Chief Executive Officer, Brian Kennedy, said, “The referendum is a gauge of the negative false information disseminated to the local community by organizations opposed to mining.  Meridian expects to be a long-term resident in the community of Esquel.  This result will help us focus our communication with the people of Esquel.  We believe that had the referendum occurred following the publishing of the water study in April, as recommended by the Provincial Legislature, the residents of Esquel would have been more informed therefore supportive.  The Provincial Government awaits that report to continue its consultation process on the project.  It is relevant information that voters could have used.”

Mr. Kennedy continued: “We believe that over the next several months, with increased interaction with the community on critical issues like the water study, the Esquel community will be convinced of the environmental safeguards and the benefit of the mine for the local, Provincial and Argentine economy.  I would personally like to reach out to the residents to launch an open dialog with the community to attend its concerns.”

Meridian will continue its exploration program as scheduled and will continue to work towards the completion of the permitting process.  The water study, assessing the impact of the mine on the City of Esquel’s water sources, will be audited by the Argentine National Institute of Water and published in April.  The public hearing will be rescheduled at least 30 calendar days subsequent to the publishing of the water study.  The Provincial Government will then rule on the issuance of permits for mining.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG).  For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert

Tel:  (800) 572-4519

Investor Relations

Fax: (775) 850-3733

Meridian Gold Inc.

E-mail: wayne.hubert@meridiangold.com